UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017
Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd. ———————————————————————————————————
(Translation of registrant's name into English)

Israel ———————————————————————————————————
(Jurisdiction of incorporation or organization)

5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On September 11, 2017, Teva Pharmaceutical Industries Ltd. (the "Company") announced that its Board of Directors had named Kåre Schultz, age 56, to become the Company's President and Chief Executive Officer.  Mr. Schultz will succeed Dr. Yitzhak Peterburg, who will continue to serve as Interim Chief Executive Officer until Mr. Schultz joins the Company.  Mr. Schultz will be relocating to Israel and based out of the Company's Petah Tikva headquarters.
Mr. Schultz is currently the Chief Executive Officer of H. Lundbeck A/S, a position he has held since 2015.  Previously, Mr. Schultz served Novo Nordisk A/S as its President and Chief Operating Officer from 2014 to 2015, its Executive Vice President and Chief Operating Officer from 2002 to 2014, and prior to that he held a variety of leadership positions since joining Novo Nordisk in 1989.  Mr. Schultz currently serves as Chairman of the board of directors of Royal Unibrew A/S, of which he has been a member since 2010, as a member of the board of directors of Lego A/S, of which he has been a member since 2007, and as a member of the board of directors of Bitten og Mads Clausens Fond (the holding vehicle for Danfoss A/S), of which he has been a member since May 2017.
In connection with being named the Company's President and Chief Executive Officer, Mr. Schultz has executed an employment agreement with the Company, which provides for an initial employment term of five years, subject to automatic renewal for subsequent one-year periods (or until the second anniversary following a change in control of the Company, if later than the otherwise applicable term end date).  Under the employment agreement, Mr. Schultz will receive an annual base salary of USD $2 million, a performance-based target annual bonus opportunity equal to 140% of his annual base salary (and a maximum opportunity of 200% of his annual base salary), annual equity incentives with a total target grant date fair value of USD $6 million, and the same employee benefits as are provided to similarly situated senior executives of the Company.  Upon commencing employment, Mr. Schultz will also receive (a) the following sign-on equity awards:  (i) a restricted stock unit award with a grant date fair value of USD $5 million (as determined based on the closing price of a share of the Company on the date prior to the announcement of Mr. Schultz's hire), which will vest and settle in equal installments on the third, fourth and fifth anniversaries of the date he commences employment with the Company (the "Effective Date"), subject to his continued employment through the applicable vesting dates; and (ii) two sign-on performance stock unit awards, each with a target grant date fair value of USD $7.5 million (as determined based on the closing price of a share of the Company on the date prior to the announcement of Mr. Schultz's hire), which will be earned based on the achievement of performance goals related to the increase in the price of the Company's shares over three- and five-year periods following the Effective Date, and vest on the third, fourth and fifth anniversaries of the Effective Date (in the case of the award with a three-year performance period) and on the fifth anniversary of the Effective Date (in the case of the award with a five-year performance period), in each case subject to his continued employment through the applicable vesting dates; and (b) a sign-on cash award of USD $20 million, which will vest and be paid in two equal installments three and six months following the Effective Date, subject to his continued employment through the applicable vesting dates.  In connection with his relocation to Israel, Mr. Schultz will also receive a housing reimbursement and certain relocation benefits in accordance with the Company's policies.
If Mr. Schultz's employment were terminated by the Company without "cause" or by him for "good reason" (each term as defined in the employment agreement), he would be entitled to, as of the date of termination: (a) cash severance equal to his annual base salary (or, if greater, the minimum amount required under applicable law); (b) vesting (on the later of the date of termination and the first anniversary of the grant date) of any portion of the sign-on restricted stock unit award that is unvested; (c) vesting of the portion of each sign-on performance stock unit award that is earned based on actual performance at the end of the applicable performance period; (d) vesting of any portion of the sign-on cash award that is unvested; (e) if Mr. Schultz has been employed by the Company for at least 12 months, a prorated annual bonus for the year of termination, determined based on actual performance; and (f) if the date of termination occurs within the first year following a merger of the Company, an additional cash severance payment equal to his annual base salary.  In addition, in consideration for Mr. Schultz's compliance with certain noncompetition covenants payment of 24 months of his base salary, payable in 24 equal monthly installments following the date of termination for any reason other than due to his death or termination for cause by the Company.  All severance benefits and the noncompete payment, generally, are subject to Mr. Schultz's execution of a release of claims in favor of the Company and compliance with noncompetition and nonsolicitation covenants during his employment and for 24 months after his date of termination, a perpetual confidentiality covenant and a 10-year nondisparagement covenant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teva Pharmaceutical Industries Ltd.

Date: September 11, 2017	By:	/s/ Iris Beck Codner
	Name:	Iris Beck Codner
	Title:	Group EVP — Corporate Marketing & Communications

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated as of September 11, 2017